EXHIBIT 99.19

CONSENT OF EXPERT

In connection with the Annual Report on Form 40-F of Yamana Gold Inc. (“Yamana”) for the year ended December 31, 2017 (the “Form 40-F”), I, Luiz Pignatari, Registered Member of the Chilean Mining Commission, hereby consent to the use of my name in connection with the reference to the report entitled “Technical Report on the Chapada Mine, Goiás State, Brazil” dated March 21, 2018 (the “Report”), to the use of my name in connection with the mineral reserve and mineral resource estimates for the Chapada Mine as at December 31, 2017 (the “Estimates”) and to the inclusion of references to and summaries of the Report and the Estimates (the “Incorporated Information”) in the Annual Information Form filed as an exhibit to the Form 40-F.

I do also hereby consent to the use of my name and the incorporation by reference of the Incorporated Information in Yamana's Registration Statements on Form F-3D (File No. 333-217016) and on Form S-8 (File Nos. 333-148048; 333-145300; 333-159047).

By: /s/ Luiz Pignatari
Name: Luiz Pignatari
Title:     Registered Member of the Chilean Mining Commission

March 28, 2018